03045291

4/22

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tapper Resources Inc.

*CURRENT ADDRESS Suite 214
1118 Homer Street
Vancouver, British Columbia
V7Y 1C3
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FILE NO. 82- 34757 FISCAL YEAR 8/31/03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 12/22/03

D1

82-34757

ARIS
8-31-01

TOPPER RESOURCES INC.

ANNUAL INFORMATION FORM

June 17, 2002

For the Financial Year Ended August 31, 2001

A/007593000/12754.6

TABLE OF CONTENTS

CORPORATE STRUCTURE

Incorporation of the Company

Topper Resources Inc. (the "Company" or "Topper") was incorporated as a specially limited company under the Company Act (British Columbia) by registration of its Memorandum of Association on November 23, 1959 under the name Holberg Mines Ltd. (Non-Personal Liability) On October 2, 1978 the Company changed its name to World Cement Industries Inc. and converted to a limited company. On June 30, 1989 the Company consolidated its share capital on the basis of one new share for four old shares, changed its name to changed its name to Topper Gold Corporation and increased its authorized capital from 6,250,000 common shares to 25,000,000 common shares. On April 12, 2000, the Company changed its name to Consolidated Topper Gold Corporation, consolidated its share capital on the basis of one new share for ten old shares and increased its authorized share capital from 2,500,000 common shares without par value to 100,000,000 common shares without par value. On February 6, 2002, the Company changed its name to Topper Resources Inc.

The head office of the Company is located at Suite 214, 1118 Homer Street, Vancouver, British Columbia, V6B 6L5. The registered office of Topper is located at Suite 1600, 609 Granville Street, Vancouver, British Columbia, V7Y 1C3. The Company also has an operating office located at 815 Walker Street, Suite 940, Houston, Texas 77002.

Subsidiaries

The Company has the following subsidiaries.


Topper Resources Inc.
(British Columbia)
100%
Topper Resources USA Inc.
(Texas)

Topper Resources USA Inc. was incorporated under the laws of Texas on March 14, 2002, to operate Topper's United States oil and natural gas interests.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Topper is a natural resource company currently engaged in the acquisition, exploration and development of oil and natural gas prospects in the south western United States. Traditionally, the Company has been involved in the exploration for mineral resources. During the past three years, the Company abandoned its interests in the Cabot Lake claims near Voisy Bay, Labrador, and the Laredo/Puma claims near Osoyoos, British Columbia, to focus its efforts on identifying and exploring oil and natural gas prospectus. Subsequent to the year ended August 31, 2002, Topper acquired the Hillister Prospect, comprised of 888 acres, located approximately 134 km from Houston, Texas, for US$54,300. See "Significant Acquisitions and Significant Dispositions". Topper's property is in the exploration stage.

Significant Acquisitions and Significant Dispositions

On May 23, 2002, Topper entered into an agreement (the "Exploration Agreement") with Pringle Resources Inc. ("Pringle") whereby Topper, for cash consideration of (US)$54,300, was assigned the rights (covering 888 acres gross, 222 acres net) to participate in an exploratory well adjacent to the Hillister Field in Tyler County, Texas (the "Hillister Prospect"). Under the terms of the Exploration

Agreement, Topper is required to participate in the cost of drilling and completing the well, at an expected cost to Topper of (US)$186,000. Topper will have a 25% working interest in the well, which will be drilled to 10,000 feet to test the Yegua and Wilcox formations that are productive in the Hillister Field. In addition, the Company was granted an option to test the Wilcox in a nearby location. If the Company elects not to drill the second well it will forfeit a portion of the assigned acreage and retain the acreage related to the conservation unit formed if the first well is productive. After the Company has received oil and gas revenues equal to its cost of drilling and completing the first well plus its cash consideration for the oil and gas leases Pringle will be granted a 25% reversionary interest in the oil and gas revenues related to that well.

If Topper elects to drill the second well and it is productive, Pringle will be granted a reversionary interest of 15% in the second well after the Company has received oil and gas revenues equal to its cost of drilling and completing the well.

Lessee royalties are 25%.

The Exploration Agreement contains an area of mutual interest provision requiring Pringle, Topper and the other participants to offer to each other their respective pro rata shares of any new oil and gas leases taken in the mutual area that are not subject to a prior agreement with a third party.

Trends

Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operation.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company is in the business of locating, exploring and developing oil and natural gas and mineral natural resource properties.

None of Topper's current properties are producing. Subsequent to the year ended August 31, 2001, Topper acquired one property near Houston, Texas. The Company continues to review natural resource properties for acquisition and development.

Oil and Gas Property

The Company acquired a 25% working in the Hillister Prospect pursuant to the Exploration Agreement. See "Significant Acquisitions and Significant Dispositions". The Hillister Prospect is the subject of a report prepared by Sproule Associates Inc. entitled "Evaluation of Certain Leasehold Rights of Topper Resources Inc." dated as of June 1, 2002 (the "Sproule Report"). The Sproule Report was prepared in accordance with National Policy Statement 2B standards. The following information is summarized from the Sproule Report. The Sproule Report may be accessed at www.sedar.com. Readers are encouraged to review the report in its entirety.

Lands

The undeveloped lands are comprised of 888 acres (gross), 222 acres (net), out of the G&BN Co. Survey (A-334) and Pablo Salinas Survey (A-793) located in Tyler County, Texas. These interests were acquired in a farmout from Pringle Resources, Inc. Pringle Resources retains a working interest in the property.

The Company is required to participate in one well, and will deliver a 25% back-in after payout of it's interests in the first well and a 15% back-in on the second well. All subsequent wells will be drilled on a working interest basis (equal costs and revenue sharing) as outlined in the farmout agreement dated May

23, 2002. If only one well is drilled, acreage associated with the Exxon lease (248 acres) and the north ½ (320 acres) of the Rice Lease will revert back to Pringle Resources.

Lessee royalties are 25%.

Prospect Assessment

The Hillister Prospect is located in Tyler County, Texas. The Gulf Coast geosyncline is an extremely thick sand-shale sequence that extends from onshore Texas and Louisiana out towards the offshore Gulf of Mexico. The Hillister Prospect is located along an oil and gas fairway of Oligocene and Eocene fields that are distributed parallel to the coast. The predominant structural style of traps within this region is subtle rollover anticlines associated with down to the coast normal faulting. The most notable reservoirs in the trend are the sands of the Eocene Yegua and Wilcox Formations.

The Yegua sands are noted for high porosity and permeability reservoirs (30% porosity, 100-2000 md permeability). The deeper Wilcox A sands tend to have lower porosity and permeability than the Yegua (24% porosity & 50 md permeability), and tend to have reduced porosity and permeability with increased depth of burial within the Wilcox section.

The Yegua and the Wilcox-A is predominantly oil productive, deeper Wilcox pools tend to be predominantly gas productive. The primary targets of the Hillister Prospect are the Yegua Y-2 sand and Upper Wilcox-A sands. Secondary objectives are the Yegua Y-1 and Y-5 sands and the Wilcox 8,200' and 9,800' sands.

The field analog for the Hillister Prospect is the adjacent East Hillister Field. This field has produced 6,256,000 barrels of oil from 29 wells from 5 zones in the Yegua. The Wilcox A is producing from a recent discovery, The Pringle Wells No. 2. This well has produced over 70,000 barrels of oil since January 2000, without decline or water production. Based on volumetric projections, ultimate recovery for this well could exceed 200,000 bbls. Gas production records for the East Hillister Field are incomplete, due to much of the production being used for gas lift. The Wilcox 8,200' sand produced 4 BCF from the Humble Rice No. 1, and the Wilcox 9,800' has been reported to produce 1.5 BCF from two wells, the Tenneco Read No. 1 and the Humble Rice No. 8.

The data reviewed for this evaluation consisted of eight 2-D seismic lines, well logs, and production data. Three north-south seismic lines provide the main basis for the prospect. Seismic mapping indicates the prospective closures are high to East Hillister Field pays. The Yegua closure is a direct offset and updip of productive wells, while the Wilcox closures are updip to dry holes with oil shows. The Yegua prospect is a three-way closure against a regional down to the south fault, while the Wilcox closures are mapped as 4-way anticlines.

Structure maps provided by the Company were audited by Sproule. Expected net pay maps were constructed for each target horizon and were used in the probabilistic resource calculations.

In Sproule's opinion, the initial well location represents the best opportunity to test all objectives with a single well. The risks associated with the 3-way Yegua closure are consistent with those associated with field step-outs, but too high for a proved or probable reserve assignment. The Wilcox closures represent relatively low risk close-in exploratory prospects, however, the initial test well location is not optimally located for these deeper objectives. The optimal Wilcox location would be on the northern portion of the company's lands (SP 300 Line 39).

Unproven Property Evaluation

Regional and local structural and stratigraphic features and trends were the principal criteria for evaluation of the unproven properties. The main criteria were the following:

a. Local and regional geological and geophysical features;

b. Other regional and local subsurface information from deep test holes and other subsurface geological data;

c. Terrain and accessibility;

d. Proximity to transportation;

e. Company's objectives in the case of farmouts;

f. Farmout deal involved;

g. Overrides and other contingent interests involved;

h. Proximity to known discoveries that are likely to affect market outlets;

i. Economics of exploration, development and production;

j. Market situation;

k. Work commitments and minimum required expenditures.

Model Development

The Hillister Prospect model was developed from volumetric calculations for each target horizon generated from seismic and subsurface mapping. Volumetric calculations were performed using the Warren Method of probability analysis for estimation of Hydrocarbons in place (The Petroleum Society of Canadian Institute of Mining, Metallurgy and Petroleum Determination of Oil and Gas Reserves, Petroleum Society Monograph no.1, 1994, page 107). An additional Monte Carlo simulation (random number generation) was performed for each zone as a validation of the Warren method Software used for the economic model calculations were Excel spreadsheets.

Dry hole risk was assessed for each horizon by assigning risk factors to structure, trap, reservoir, and the presence of hydrocarbons. These assessments are often very subjective and are strongly influenced by the evaluator's knowledge of the region and "comfort level" with the supporting technical data and interpretations.

Parameters of initial pressure, area, porosity, thickness, water saturation, and recovery factor were modeled in the Warren Method using a triangular distribution, and a combination of linear and lognormal distributions for the inputs into the Monte Carlo simulation. The output of the Warren method is a 50% probability reserve number for each success case (R50); this value is then multiplied by the dry hole risk assigned to each horizon. These risk numbers were used as a guide in ranking the various objectives.

The expected monetary value ("EMV") model consisted of the combination of the probability of a dry hole added to the probabilities of a low, mid, and high success cases. Due to the presence of multiple objectives where the risks associated with each horizon are not totally independent of each other, a simplified EMV model was developed that was designed to reflect Sproule's best assessment of the distribution of potential outcomes weighted for risk. The dry hole risk of 60% assigned to the prospect is less than any of the individual zone risks (70-84%) in order to reflect the serendipity associated with multiple objectives.

Individual model outputs are presented in the attachments to the Sproule Report.

Economics

The low reserve case (most likely) consisted of a discovery and development in the Y-2 only. The mid reserve case consisted of both the Y-2 and Wilcox A discovery and development. The high reserve (least likely) included development of all target horizons. Development economics were burdened with several completed dry holes in the Yegua and Wilcox-A cases.

Operating costs used were estimated by Sproule to be a fixed $2,000 per month per well. Capital costs were estimated to be $400,000 per dry hole and $175,000 completion and facilities costs per well.

The Company's working interests are 25% and net revenue interests are 18.75 %. There is a 25% percent back-in on the company's interest on the first well and a 15% back-in on the second well. These have been accounted for in the Y-2 case.

The State of Texas levies production related taxes and the counties' levy an Ad Valorem tax. These severance and ad valorem taxes were deducted from the cash flow streams. The current severance tax for oil is 4.6% and 7.5% for gas. An estimate of 3% Ad Valorem tax was used.

Constant prices were used in the evaluation. An oil price of $24 per barrel was used; this was approximately $2 bbl less than the spot price at the time of the Report. The oil price reflects a rough average of what the futures markets are predicting for the price of oil. A gas price of $3.50 per MCF was used; which was in line with prices at the time of the Report and significantly less than the average gas price predicted in the futures market at the time of the Report. No price differentials or transportation costs were included in the evaluation.

Facility abandonment costs were assumed to be equal to salvage value, and thus were not included in the economics.

The following table summarizes the EMV from dry hole, low reserve, mid reserve and high reserve scenarios, with the detailed reserve calculations set out in the Sproule Report, which are incorporated herein by reference.

Expected Monetary Value Calculations
Hillister Prospect
Tyler County, Texas, U.S.A.

Unproven Properties

Event	**PV 10% M$ (M US$)**	**Probability %**	**Valuation (M US$)**
Dry Hole	-100	60%	($60)
Y2 Discovery (Low)	$531	32%	$170
Y2 + Wilcox A (Mid)	$2,132	7%	$142
All Yegua + all Wilcox Zones (High)	$7,044	1%	$94
Sum		100%	$346
Less geological & geophysical costs			($25)
Expected Monetary Value			**$321**
EMV / acre (222 net acres)			$1.446

Exploration

The Company intends to participate in the initial well to test all three closures on the Hillister Prospect. Total cost to the Company for this participation is expected to be (US)$250,000. Assuming the initial well is successful, the Company will participate in the second well. Another prospect exists on the northern acreage to test the Wilcox in a structurally attractive position, therefore the Company may participate in a second well regardless of the results of the first well.

CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following tables set out selected consolidated financial information for the period indicated:

(Amounts in Canadian Dollars)

	2001	2000	1999
Revenue	0	0	0
Loss From Operations			
• Total	123,222	131,230	145,428
• Per Share and Per Fully Diluted Share	0.19	0.14	0.04
Net Loss			
• Total	347,434	149,963	331,845
• Per Sh are and Per Fully Diluted Share	0.19	0.14	$0.04
Total Assets	13,555	265,160	235,181
Long-term Debt	Nil	Nil	Nil
Cash Dividends Declared	Nil	Nil	Nil

Dividends

The Company has not paid any dividends since incorporation and Topper will not pay dividends in the foreseeable future. Payment of dividends in the future is dependent upon the earnings and financial condition of Topper and other factors, which the directors may deem appropriate at the time. However, the Company is not limited in any way in its ability to pay dividends on its common shares.

Quarterly Information

Selected consolidated financial information for each of the last eight quarters ending August 31, 2001 is as follows (unaudited):

(Amounts in Canadian Dollars)

	Aug 31, 2001	May 31, 2001	Feb 28, 2001	Nov 30 2000	Aug 31 2000	May 31, 2000	Feb 29, 2000	Nov 30, 1999
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss From Operation								
• Total	35,256	25,541	34,814	27,611	38,304	29,261	33,814	29,851
• Per Share and Per Fully Diluted Share	0.02	0.01	0.01	0.02	0.04	0.03	0.03	0.01
Net Loss								
• Total	269,984	25,292	24,547	27,611	57,037	29,261	33,814	29,851
• Per Share and Per Fully Diluted Share	0.14	0.01	0.01	0.02	0.05	0.03	0.03	0.01

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the results of operations of the Company for the fiscal years ended August 31, 2001 and August 31, 2000 should be read in conjunction with the financial statements of the Company and notes thereto.

Changes in Accounting Principals

Income Taxes

During the year ended August 31, 2001, the Company retroactively adopted the asset/liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants ("CICA"). The adoption of the new standards resulted in no adjustments to opening deficit. Under the new standards, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Earnings (loss) Per Share

During the current year, the Company retroactively adopted the new recommendations of the CICA with respect to the computation of basic and diluted earnings (loss) per common share. Under the new standards, the treasury stock method is used in determining the dilutive effect of options and warrants. Previously, the inputted earnings approach was used. For the years presented, the calculation of diluted earnings (loss) per share proved to be anti-dilutive.

General

Topper is a junior natural resource exploration and development company. Topper's only property held during the past two years was the option to acquire a 40% interest in the Laredo/Puma claims near Osoyoos, British Columbia. The Company abandoned its interest in the Laredo/Puma claims during year ended August 31, 2001. Management continues to investigate new business opportunities in the resource industry throughout the year end subsequent to year end.

Subsequent to August 31, 2001, the Company expanded its review of natural resource properties to include oil and natural gas prospects in the Gulf region of the United States. Subsequent to the year end Topper entered into an agreement for the acquisition of the Hillister Property. See "Narrative Description of the Business" for details.

Results of Operations

The Company incurred a net loss of $347,434 during 2001, as compared to a net loss of $149,963 during the year ended 2000. The increase in net loss was primarily attributable to the write-off of $234,169 the mineral property costs as a result of the abandonment of the Laredo/Puma option. The Company did not write off any mineral property costs during the prior year.

The balance of the loss for the year was primarily attributed to management and administration fees of $48,000 (2000 - $53,000), professional fees (consisting of accounting, audit and legal fees) of $23,101 (2000 - $35,119), regulatory and transfer agent fees of $8,803 (2000 - $8,920), secretarial services of $9,000 (2000 – Nil), salaries and benefits of $11,207 (2000 - $10,345), office rent of $6,000 (2000 - $8,115), shareholder related costs of $3,799 (2000 - $1,875) and travel and promotion of $5,423 (2000 - $840).

During 2001, Topper recorded a gain on the settlement of outstanding debt in the amount of $9,957, versus a loss of $52,927 during 2000. Losses occurring during 2000 which did not re-occur during 2001 were a loss on the sale of marketable securities in the amount of $1,350, and the write off of accounts payable in the amount of $35,544.

Amounts owed to related parties as at August 31, 2001 are unsecured, have no fixed terms of interest or repayment, and are comprised of $17,120 (2000 - $Nil) owing to a company controlled by a director, $54,298 (2000 - $54,298) owing to a company controlled by a former director and $Nil (2000 - $42,925) owing to shareholders and a former director. Management fees of $48,000 (2000 - $30,500) were charged by a directors' company for management fees and $Nil (2000 - $22,500) charged by a director for administration services, corporate communications and promotion. Office rent of $6,000 (2000 - $1,000) and telephone costs of $1,800 (2000 - $300) were charged by a company controlled by a director of Topper. The Company issued no (2000 – 50,000 at $0.30 per share) common shares to directors for settlement of debt, and issued no shares (2000 – 50,000 at $0.30 per share) to companies controlled by directors for settlement of debt.

In July 2001, the Company received $3,800 that was due from a related company.

Legal Proceedings

The Company and a director have been named as co-defendants in an action commenced by a former consultant claiming damages of $39,000 for breach of an employment contract. Management is of the opinion that the claim is without merit and will defend it vigorously. This legal action was originated in 1997.

On September 19, 2000, Topper, current and former directors and First Star Innovations Inc. (formerly known as Consolidated Grand National Resources Inc.), a company related by common directors, commenced legal action against Stockhouse Media Corporation alleging that their internet users publish "defamatory material" damaging to the reputations of the above parties. Subsequent to the year ended August 31, 2001, on April 10, 2002 the parties to this lawsuit entered into a consent dismissal order dismissing this action without any payments by any party.

Capital Resources and Liquidity

As at August 31, 2001, Topper had a working capital deficiency of $77,279. Since inception, the Company's capital resources have been limited. As the Company has no producing resource properties, its only sources of revenue have been limited amounts from interest and investment income. As a result, Topper has had to rely upon the sale of equity securities through public offerings, private placements, and the exercise of stock options and warrants for funds required for acquisition, exploration and development of resource properties, and for administrative expenses. The working capital of Topper at August 31, 2001 is insufficient to meet the costs of acquiring and developing resource properties. It will be necessary to generate additional funds through the issuance of equity securities or borrowings in amounts sufficient to meet current and future obligations.

During 2001, the Company issued 541,200 units, each comprised of one common share and one warrant, for gross proceeds of $162,360. During 2000, the Company issued 250,000 common shares for gross proceeds of $77,500 and also issued 147,500 shares to settle $44,250 in outstanding indebtedness. Subsequent to the year ended August 31, 2001, the Company completed a private placement of 1,232,000 units, each comprised of one share and one warrants, for gross proceeds of $246,250. In addition, an aggregate of 175,000 common shares were issued upon exercise of 175,000 previously issued share purchase warrants at a price of $0.41 per share, for proceeds of $71,750.

While there are presently no known specific trends, events or uncertainties that are likely to result in Topper's liquidity decreasing in any material way over the next twelve month period, Topper will have to continue to rely upon equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. Topper has no commitments for material capital or other major expenditures over either the near or long term and none are presently contemplated other than for normal operating requirements, and for the agreements signed regarding the Company's new oil and gas interest. (See "Oil and Gas Properties").

Risks and Uncertainties

An investment in natural resource companies involves a significant degree of risk. The degree of risk increases substantially where the company's properties are in the exploration as opposed to the development stage. Investment in the securities of the Company should be considered as highly speculative due to the nature of the Company's business. The following risk factors should be given special consideration.

Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on exploration by the Company will result in discoveries of oil or natural gas in commercial quantities. It is difficult to project the cost of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environment damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines or reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of the these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Insurance

The Company's involvement in the exploration for the development of oil and gas properties may result in the Company becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although the Company will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company's financial position, results of operations or prospects.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of the Company. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas process, leading to a reduction in the volume of oil and gas reserves. The Company might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Company's future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In additional, bank borrowing available to the Company are in part determined by the borrowing base of the Company. A sustained material decline in prices from historical average prices could reduce the Company's borrowing base, therefore reducing the bank credit available to the Company, and could require that a portion of any existing bank debt of the Company be repaid.

In addition to establishing markets for its oil and natural gas, the Company must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by the Company will be affected by numerous factors beyond its control. The Company will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by the Company. The ability of the Company to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Company will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and the management of other aspects of the oil and natural gas business. The Company has limited direct experience in the marketing of oil and natural gas.

Substantial Capital Requirements; Liquidity

The Company anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. The Company currently has no revenue and may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations or prospects.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require the Company to incur costs to remedy such discharge. No assurance can be given that the application of environmental laws to the business and operations of the Company will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company's financial condition, results of operations or prospects.

Issuance of Debt

From time to time the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Company's debt levels above industry standards. Neither the Company's articles no its by-laws limit the amount of indebtedness that the Company may incur. The level of the Company's indebtedness from time to time could impair the Company's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. The Company's ability to service its debt obligations will depend on the Company's future operations which are subject to prevailing industry conditions and other factors, many of which are beyond the control of the Company.

Land Tenure

In order to maintain its interests in its property, the Company must drill two wells on the property. The failure to drill these wells by the Company will result in the forfeiture by the Company of a portion of its assigned interest in the property.

Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of the Company in a manner materially different than they would affect other oil and gas companies of similar size. The current legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments may be enacted.

MARKET FOR SECURITIES

Topper is a reporting issuer in British Columbia and Alberta whose common shares are listed for trading on the TSX Venture Exchange under the symbol TOP.

DIRECTORS AND OFFICERS

<u>Name, Address, Occupation and Security Holding</u>

The names and municipalities of residence of the directors and officers of the Company, the positions held by them with the Company and their principal occupations for the past five years are set out below. Each director is elected annually and holds office until the next annual general meeting.

Name, Position, Country of Ordinary Residence & Other Positions if any held with the Company[(1)]	Principal Occupation or Employment During the Past Five Years	Year First Became a Director	No. of Shares Beneficially Owned Directly or Indirectly[(3)]
JIMMY M. McCARROLL[(2)] Houston, Texas U.S.A. *President & Director*	President, since November 29, 2001, and Director, since August 10, 2001, of the Company; President, Century Natural Gas Inc., a private company which participates in oil and gas ventures, from April 2000 to July 2001; President, McCarroll Energy Inc., a private company which managed foreign and domestic oil and gas interests, from January 1986 to March 2000.	2001	317,500 (directly)
MURRAY McKINNON Houston, Texas U.S.A. *Chairman of the Board & Director*	Chairman of the Board, since November 29, 2001, and Director, since August 10, 2001, of the Company; President of American Energy Capital Corporation, a private oil and gas holding company, from January 1987 to Present.	2001	150,000 (directly)

Name, Position, Country of Ordinary Residence & Other Positions if any held with the Company[(1)]	Principal Occupation or Employment During the Past Five Years	Year First Became a Director	No. of Shares Beneficially Owned Directly or Indirectly[(3)]
WILLIAM WISHART[(2)] North Vancouver, British Columbia Canada *Corporate Secretary, Director & Former President*	Secretary of the Company since November 29, 2001 and Director of the Company; since July 7, 2000; President of the Company from July 7, 2000 until November 29, 2001. President of First Canadian Capital, a private corporate finance and investor relations firm from January 2000 to Present; President and Director of First Star Innovations Inc., a TSX Venture Exchange company, which has developed a personal UV index meter, from June 27, 2000 to Present; President of First Canadian Barter Exchange, a commercial barter exchange, since 1997; President and Secretary of Sunquest Investment Corp., a private investment company, since March 27, 1997; and Investment advisor with Pacific International Securities from June 1988 to January 2000.	2000	342,372 (directly)
KEN THOMPSON Surrey, British Columbia Canada *Director*	Director of the Company since August 8, 2000; Director and Secretary of First Star Innovations Inc. from August 8, 2000 to Present; Private land developer, since 1970.	2000	210,000 (directly)
DONALD NICHOLSON[(2)(4)] West Vancouver, British Columbia Canada *Director*	Director of the Company from July 18, 2000 to May 15, 2002.	2000	90,500 (directly)

(1) The information as to country of residence, and principal occupation, not being within the knowledge of the Company has been furnished by the respective directors individually.
(2) Denotes member of the Audit Committee. The Company does not have an executive committee.
(3) The number of shares beneficially owned by directors and officers, directly or indirectly, as of August 31, 2001, is based on information furnished by the nominees themselves.
(4) Donald Nicholson resigned as a director of the Company on May 15, 2002.

Corporate Cease Trade Order or Bankruptcies

Except as disclosed below, no director, officer or promoter of the Company, nor any proposed director, officer or promoter of the Company is, or within the five (5) years prior to the date of this Annual Information Form has been, a director, officer or promoter of any other reporting company that, while that person was acting in that capacity:

a. was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemptions for a period of more than thirty (30) consecutive days; or

b. was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

Except as disclosed below, no director, officer or promoter of the Company has, within the ten (10) years prior to the date of this Annual Information Form, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded company, or theft or fraud.

Individual Bankruptcies

No director, officer or promoter of the Company is, or within the five (5) years prior to the date of this Annual Information Form has been, declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Certain officers or directors of the Company are or may become officers or directors of other companies and as such may be presented, from time to time, with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm's length negotiations but only through exercise by the officers and directors of such judgment as is consistent with their fiduciary duties to the Company which arise under the relevant statutory laws and general corporate law. All officers and directors are aware of their fiduciary responsibilities under corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as officers and directors of the Company. Any transactions with officers or directors will only be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Company, and depending upon the magnitude of the transactions and the absence of any disinterested board members, the transactions may be submitted to the shareholders for their approval in the absence of any independent board members.

There are no existing or potential conflicts of interest and there have been no transactions within the previous three years from the date of this Annual Information Form among the Company, its directors and officers, principal holders, the Agent and persons providing professional services to the Company, which could reasonably be expected to affect a holder, other than as set out below and elsewhere in this Annual Information Form.

Certain of the directors may serve as directors of, have significant shareholdings in, or provide professional services to other companies and, to the extent that such other companies may participate in ventures with the Company, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the board of directors, a director who has such a conflict must disclose the nature and extent of his interest to the meeting and abstain from voting for or against the approval of such participation.

The Company and its affiliates are not limited or affected in their ability to carry on other business ventures for their own accounts and for the accounts of others, and may be engaged in the ownership, acquisition and operation of businesses which compete with the Company. Investment in the Company will not carry with it the right for either the Company or any Subscriber to invest in any other venture of any affiliates, or to any profit therefrom or to any interest therein.

ADDITIONAL INFORMATION

Auditor

Davidson & Company, Chartered Accountants, of Suite 1200, 609 Granville Street, Vancouver, British Columbia, V7Y 1G6 is the auditor for the Company.

Registrar and Transfer Agent

Computershare Trust Company of Canada of 510 Burrard Street, Vancouver, British Columbia, V6B 3B9 is the registrar and transfer agent to Topper.

Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, option to purchase securities and interests of insiders in material transactions, is contained in the Company's Information Circular dated October 22, 2001 for the Company's annual general meeting held on November 29, 2001 which involves the election of directors. Additional information is available in the Company's comparative audited consolidated financial statements for the years ended August 31, 2001 and August 31, 2000.

Upon request being made by any person to the secretary of the Company, the Company shall provide to that person the following:

a. One copy of this Annual Information Form and if specifically requested, one copy of any document or the pertinent pages of such documents incorporated by reference herein;

b. One copy of the Company's comparative financial statements for its most recently completed financial year, together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for the most recently completed financial year;

c. One copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

d. Regarding requests for the documents set out in (a), (b), and (c) above the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER				FOR QUARTER ENDED			DATE OF REPORT Y	M	D
CONSOLIDATED TOPPER GOLD CORPORATION				01	08	31	01	09	26

ISSUER ADDRESS				
214 – 1118 HOMER STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 6L5	604-609-0565	604-609-0555
CONTACT PERSON		CONTACT POSITION		CONTACT TELEPHONE NO.
BILL WISHART		DIRECTOR		604-609-0555
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
c/o fcc@telus.net		N / A		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Bill Wishart"	BILL WISHART	01	10	
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Don Nicholson"	DON NICHOLSON	01	10	

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended August 31, 2001.

CONSOLIDATED TOPPER GOLD CORPORATION

FINANCIAL STATEMENTS

AUGUST 31, 2001

AUDITORS' REPORT

To the Shareholders of
Consolidated Topper Gold Corporation

We have audited the balance sheets of Consolidated Topper Gold Corporation as at August 31, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

September 26, 2001

CONSOLIDATED TOPPER GOLD CORPORATION
BALANCE SHEETS
AS AT AUGUST 31

	2001	2000
ASSETS		
Current		
Cash	$ 9,847	$ 24,001
Receivables	1,417	2,190
Prepaid expenses	-	1,000
Due from related company	-	3,800
	11,264	30,991
Capital assets (Note 3)	2,291	-
Mineral property costs (Note 4)	-	234,169
	$ 13,555	$ 265,160
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 17,125	$ 57,851
Due to related parties (Note 5)	71,418	97,223
	88,543	155,074
Shareholders' equity (deficiency)		
Capital stock (Note 6)	4,263,233	4,100,873
Contributed surplus (Note 6)	37,278	37,278
Deficit	(4,375,499)	(4,028,065)
	(74,988)	110,086
	$ 13,555	$ 265,160

Nature and continuance of operations (Note 1)

Subsequent event (Note 10)

On behalf of the Board:

"Bill Wishart" Director "Don Nicholson" Director

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED TOPPER GOLD CORPORATION
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED AUGUST 31

	2001	2000
EXPENSES		
Amortization	$ 678	$ -
Consulting fees	877	-
Management fees	48,000	53,000
Office and miscellaneous	3,857	9,153
Professional fees	23,101	35,119
Regulatory and transfer agent fees	8,803	8,920
Rent	6,000	8,115
Salaries and benefits	11,207	10,345
Secretarial services	9,000	-
Shareholder information and investor relations	3,799	1,875
Telephone	2,477	3,863
Travel and promotion	5,423	840
	(123,222)	(131,230)
OTHER		
Write-off of mineral property costs (Note 4)	(234,169)	-
Loss on sale of marketable securities	-	(1,350)
Write-off of accounts payable	-	35,544
Gain (loss) on settlement of debt	9,957	(52,927)
	(224,212)	(18,733)
Loss for the year	(347,434)	(149,963)
Deficit, beginning of year	(4,028,065)	(3,878,102)
Deficit, end of year	$ (4,375,499)	$ (4,028,065)
Basic and diluted loss per share	$ (0.19)	$ (0.14)
Weighted average number of shares		
Basic	1,872,366	1,062,154
Diluted	1,872,366	1,062,154

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED TOPPER GOLD CORPORATION
STATEMENTS OF CASH FLOW
YEAR ENDED AUGUST 31

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (347,434)	$ (149,963)
Items not affecting cash:		
Amortization	678	-
Write-off of mineral property costs	234,169	-
Loss on sale of marketable securities	-	1,350
Write-off of accounts payable	-	(35,544)
(Gain) loss on settlement of debt	(9,957)	52,927
Changes in non-cash working capital items:		
Decrease in receivables	773	6,553
Decrease in prepaid expenses	1,000	1,065
Increase (decrease) in accounts payable and accrued liabilities	(30,769)	25,890
Decrease in due from related company	3,800	11,917
Net cash used in operating activities	(147,740)	(85,805)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock	162,360	77,500
Due to related parties	(25,805)	53,617
Net cash provided by financing activities	136,555	131,117
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral property costs	-	(13,296)
Purchase of capital assets	(2,969)	-
Proceeds on sale of marketable securities	-	2,150
Net cash used in investing activities	(2,969)	(11,146)
Change in cash position during the year	(14,154)	34,166
Cash position, beginning of year	24,001	(10,165)
Cash position, end of year	$ 9,847	$ 24,001

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Effective April 12, 2000, the Company consolidated its capital stock on a 10:1 basis and changed its name from Topper Gold Corporation to Consolidated Topper Gold Corporation. The Company also increased its authorized capital stock to 100,000,000 common shares.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2001	2000
Deficit	$ (4,375,499)	$ (4,028,065)
Working capital (deficiency)	(77,279)	(124,083)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the related property following commencement of production, or written off if the mineral interests are sold or abandoned.

Values

The amounts shown for mineral property costs represent accumulated or nominal costs and do not necessarily represent present or future values. The recoverability of these amounts is dependant upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development and upon subsequent profitable production.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation programmes is to charge to income during the year any costs incurred in environmental protection and land rehabilitation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Financial instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Capital assets

Capital assets are recorded at cost. Amortization is provided for using the declining balance method at the following rates:

Computer equipment	30%
Office equipment	20%

Stock based compensation

The Company grants stock options pursuant to the policies of the Canadian Venture Exchange ("CDNX") as described in Note 6. No compensation expense is recognized when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Segmented information

The Company conducts substantially all of its operations in Canada in one business segment.

Income taxes

During the current year, the Company retroactively adopted the asset/liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants ("CICA"). The adoption of the new standards resulted in no adjustments to opening deficit. Under the new standards, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Earnings (loss) per share

During the current year, the Company retroactively adopted the new recommendations of the CICA with respect to the computation of basic and diluted earnings (loss) per common share. Under the new standards, the treasury stock method is used in determining the dilutive effect of options and warrants. Previously, the inputted earnings approach was used. For the years presented, the calculation of diluted earnings (loss) per share proved to be anti-dilutive.

3. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net Book Value 2001	Net Book Value 2000
Computer equipment	$ 2,199	$ 550	$ 1,649	$ -
Office equipment	770	128	642	-
	$ 2,969	$ 678	$ 2,291	$ -

4. MINERAL PROPERTY COSTS

Laredo/Puma claims, Osoyoos, British Columbia

The Company holds an option to earn a 40% interest in certain mineral claims in the Osoyoos mining division of British Columbia. During the current year, the Company abandoned its interest in the claims and, accordingly, all related costs were written-off to operations.

	2001	2000
Balance, beginning of year	$ 234,169	$ 220,873
Drilling	-	13,296
	234,169	13,296
Written-off during the year	(234,169)	-
Balance, end of year	$ -	$ 234,169

5. DUE TO RELATED PARTIES

Amounts due to related parties are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms.

6. CAPITAL STOCK

	Number of Shares		Amount
Authorized			
100,000,000 common shares without par value			
Issued			
As at August 31, 1999	10,285,613	$	3,979,123
Consolidation 10:1	(9,257,052)		-
For cash	250,000		77,500
Settlement of debts	147,500		44,250
As at August 31, 2000	1,426,061		4,100,873
For cash	541,200		162,360
As at August 31, 2001	1,967,261	$	4,263,233

Included in issued and outstanding capital stock at August 31, 2001 are 35,744 shares that are escrowed shares and may not be traded until approval is received from regulatory authorities.

The Company previously cancelled 372,783 shares which were issued for mineral properties. The cancellation resulted in a contributed surplus of $37,278.

Stock options

The Company follows the policies of the CDNX under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding capital stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2001			2000		
	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
Outstanding, beginning of year	32,500	$	1.95	825,000	$	0.21
Consolidation 10:1	-		-	(742,500)		0.21
Expired/cancelled	(32,500)		1.95	(50,000)		2.50
Outstanding, end of year	-	$	-	32,500		1.95
Options exercisable, end of year	-	$	-	32,500	$	1.95

6. CAPITAL STOCK (cont'd...)

Warrants

The following share purchase warrants were outstanding at August 31, 2001:

Number of Shares	Exercise Price	Expiry Date
541,200	$ 0.40	August 29, 2002
250,000	0.41	July 14, 2002

7. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $Nil (2000 - $22,500) to a director and $48,000 (2000 - $30,500) to companies controlled by directors.

b) Issued Nil (2000 - 50,000) common shares at $Nil (2000 - $0.30) per share to a director for settlement of debt.

c) Issued Nil (2000 - 50,000) common shares at $Nil (2000 - $0.30) per share to a company controlled by a director for settlement of debt.

d) Paid or accrued rent of $6,000 (2000 - $1,000) to a company controlled by a director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2001	2000
Cash paid during the year for income taxes	$ -	$ -
Cash paid during the year for interest	$ 754	$ -

There were no significant non-cash transactions for the year ended August 31, 2001.

Significant non-cash transactions for the year ended August 31, 2000 included the Company issuing 147,500 common shares to settle debts totalling $44,250.

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes follows:

	2001	2000
Loss before income taxes	$ (347,434)	$ (149,963)
Income tax recovery at a statutory rate of 44.6% (2000 – 45.62%)	$ 154,956	$ 68,413
Write-off of mineral property	(104,440)	-
Unrecognized benefits of non-capital losses	(50,516)	(68,413)
Total income taxes	$ -	$ -

Details of future income tax assets are as follows:

	2001	2000
Resource deductions	$ 527,271	$ 460,856
Capital assets	371	126
Operating losses available for future periods	515,796	547,472
	1,043,438	1,008,454
Less: valuation allowance	(1,043,438)	(1,008,454)
Net future income tax assets	$ -	$ -

The Company has incurred operating losses for Canadian income tax purposes of approximately $1,240,000, which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire through 2008. In addition, the Company has resource deductions of approximately $1,267,000 available to reduce taxable income of future years. Future tax benefits, which may arise as a result of these losses and resource expenditures have been recognized in these financial statements as valuation allowance.

10. SUBSEQUENT EVENT

Subsequent to August 31, 2001, the Company entered into a private placement to issue up to 1.25 million units at $0.20 per unit for total proceeds of $250,000. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire a further common share at $0.30 per share by September 25, 2003, subject to regulatory approval.